EXHIBIT 3(ii)

RESOLVED, that Section 1 of Article IV of the By-Laws of the Company be amended to read in its entirety as follows:

“Section 1.    Officers

The officers of the Corporation shall be elected by the Board of Directors.  The officers shall be a President, one or more Vice-Presidents (one of whom may be designated Executive Vice-President), a Secretary and a Treasurer, and such other officers as the Board of Directors from time to time shall determine. The officers need not be directors.  The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of shareholders, and each such officer shall hold office until the corresponding meeting in the next year and until his or her successor shall have been duly chosen and qualified, or until he or she shall have resigned or have been removed from office.  Any vacancy in any of the above offices shall be filled for the unexpired portion of the term by the Board of Directors, at any regular or special meeting.  A majority of the entire Board shall have power at any regular or special meeting to remove any officer, with or without cause.”